UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GasLog Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2687W108
(CUSIP Number)

GasLog Ltd. 7 Rue du Gabian MC 98000 Monaco Copy to: Nicola Lloyd, General Counsel c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian MC 98000, Monaco +377 97 97 51 15
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2687W108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GasLog Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,843,691[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,843,691
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,843,691
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1  GasLog Ltd. (“GasLog”) beneficially owns 11,843,691 units representing limited partner interests (“Common Units”) in the Issuer (including 1,858,975 Common Units that were issued on April 26, 2018 pursuant to the Share Purchase Agreement defined herein). In addition, GasLog beneficially owns 100% of the incentive distribution rights (the “IDRs”) of the Issuer and, through its wholly owned subsidiary, GasLog Partners GP LLC, 100% of the general partner units (the “GP Units”).

2  The percent ownership is calculated based on an aggregate number of 42,895,094 Common Units issued and outstanding as of April 26, 2018, as reported by the Issuer to the Reporting Person.

Item 1.                                        Security and Issuer

The class of equity securities to which this statement relates is the common units representing limited partnership interests (the “Common Units”) of GasLog Partners LP, a Marshall Islands limited partnership (the “Issuer” or the “Partnership”). The principal executive offices of the Issuer are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Item 2.                                        Identity and Background

(a) This Schedule 13D is being filed by GasLog Ltd., a Bermuda exempted company (“GasLog” or the “Reporting Person”).

(b) The principal business address of the Reporting Person is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

(c) The Reporting Person is principally engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. GasLog owns 100% of the ownership interests in GasLog Partners GP LLC, a Marshall Islands limited liability company and the general partner of the Issuer (the “General Partner”). The name, business address, present principal occupation and citizenship of each director and executive officer of GasLog (the “Covered Individuals”) are set forth on Schedule A to this Schedule 13D, which is incorporated herein by reference.

(d) In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Not applicable.

Item 3.                                        Source and Amount of Funds or Other Consideration

On April 16, 2018, the Issuer entered into an agreement for the Issuer to purchase from GasLog 100% of the shares of GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar, for a purchase price of $207 million (the “Share Purchase Agreement”). The Issuer financed the acquisition with a combination of $18.4 million in cash (not including an adjustment of $0.6 million paid by the Issuer in cash in order to maintain the agreed working capital position in the acquired entity of $1.0 million), the assumption of $143.6 million of existing debt of GasLog Gibraltar and the issuance of 1,858,975 new privately placed Common Units to GasLog.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is filed as Exhibit 1 to this Schedule 13D.

Item 4.                                        Purpose of Transaction

The purpose of the acquisition by GasLog of the Common Units issued pursuant to the transactions described in Item 3 of this Schedule 13D relates to an option held by the Issuer which permitted it to purchase the GasLog Gibraltar from GasLog within 36 months after GasLog notified the board of directors of the Issuer of its acceptance by its charterer. GasLog has received the privately placed Common Units as partial consideration for the acquisition of the GasLog Gibraltar by the Issuer from GasLog.

Under an omnibus agreement between the Issuer and the Reporting Person entered into in connection with the Issuer’s initial public offering (the “IPO”), the Issuer has the option to acquire additional vessels from GasLog. The Issuer may finance future acquisitions of vessels using securities of the Issuer as consideration. Therefore, any such transactions could result in GasLog acquiring additional securities of the Issuer.

Under the Agreement of Limited Partnership of the Partnership, dated May 12, 2014, as amended and restated from time to time (the “Partnership Agreement”), the General Partner, of which the Reporting Person is the sole member, has the right to appoint the majority of the Issuer’s directors. Therefore, the Reporting Person has the ability to influence the management, policies and control of the Issuer.

Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire, retain or sell all or a portion of the Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, such as the price of the Common Units; general market and economic conditions; the ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

GasLog and the Partnership are evaluating potential modifications to the capital structure of the Partnership with respect to the incentive distribution rights (the “IDRs”) of the Partnership. The evaluation process is ongoing and no decision to pursue a particular alternative, or whether to pursue a transaction at all, has been reached. Any future transaction would be on terms acceptable to both parties and subject to approval by the boards of directors of GasLog and the Partnership.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                                        Interest in Securities of the Issuer

(a) – (d) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 11,843,691 Common Units, constituting 27.6% of the Partnership’s Common Units based on 42,895,094 Common Units issued and outstanding as of April 26, 2018, as reported by the Issuer to the Reporting Person, and giving effect to the Common Units issued to the Reporting Person pursuant to the Share Purchase Agreement. The Reporting Person has the sole power to vote or direct the vote of 11,843,691 Common Units, and the sole power to dispose or direct the disposition of 11,843,691 Common Units.

Prior to the Issuer’s IPO on May 12, 2014, the Reporting Person owned 100% of the partnership interests in the Issuer. In connection with the IPO, the Issuer engaged in a series of recapitalization transactions and sold Common Units to the public in the IPO. Following the completion of the recapitalization transactions and the IPO, the Reporting Person owned 162,353 Common Units, or 0.64% of the Common Units outstanding upon completion of the IPO, and all 9,822,353 subordinated units of the Issuer, having effectively sold substantially all of its Common Units in the IPO.

On May 16, 2017, the subordination period expired, and consequently all 9,822,358 subordinated units held by GasLog converted into Common Units on a one-for-one basis. This conversion occurred automatically for no additional consideration pursuant to and in accordance with the Partnership Agreement. Upon the conversion of the subordinated units, the Reporting Person owned 25.57% of the Common Units in the Issuer.

On April 26, 2018, the transactions described in Item 3 of this Schedule 13D resulted in the new issuance by the Issuer to the Reporting Person of 1,858,975 privately placed Common Units. Upon the closing of such transactions, the Reporting Person owned 27.6% of the Common Units in the Issuer.

(e) Not applicable.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 of this Schedule 13D summarizes certain provisions of the Share Purchase Agreement and is incorporated herein by reference.

The Partnership Agreement governs, among other things, the rights and obligations of the parties thereto with respect to distributions of cash, allocation of profits and losses and voting rights. Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units that they hold. In addition, the Partnership Agreement provides the General Partner with the ability to elect a majority of the directors that serve on the Issuer’s board of directors.

The foregoing description of the Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Partnership Agreement, which is filed as Exhibit 2 to this Schedule 13D.

Item 7.         Materials To Be Filed as Exhibits:

Exhibit 1 – Share Purchase Agreement, dated April 16, 2018 among GasLog Carriers Ltd., GasLog Ltd. and GasLog Partners LP.

Exhibit 2 – Third Amended and Restated Agreement of Limited Partnership of GasLog Partners LP, dated January 17, 2018 (incorporated by reference to Exhibit 3.2 to the Form 6-K of GasLog Partners LP filed with the Commission on January 17, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2018

By:	/s/ Paul A. Wogan
	Name:	Paul A. Wogan
	Title:	Chief Executive Officer

SCHEDULE A

Information regarding each director and executive officer of the Reporting Person is set forth below. The business address for each such director and executive officer is c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian MC 98000, Monaco.

Directors and Executive Officers of the Reporting Person:

Name, Title	Principal Occupation	Citizenship

Peter G. Livanos Chairman and Director	Shipping Consultant	Greek

Paul A. Wogan Chief Executive Officer and Director	Chief Executive Officer of GasLog Ltd. and Director	UK

Bruce L. Blythe Director	Director	American

David P. Conner Director	Director	American

William M. Friedrich Director	Director	American

Dennis M. Houston Vice Chairman and Director	Director	American

Donald J. Kintzer Director	Consultant	American

Julian R. Metherell Director	Director	UK

Anthony S. Papadimitriou Director	Director	Greek

Graham Westgarth Director	Director	UK

Alastair Maxwell Chief Financial Officer	Chief Financial Officer of GasLog Ltd.	UK

Richard Sadler Chief Operating Officer	Chief Operating Officer of GasLog Ltd.	UK